FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of June 13, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                         Form 20-F  X         Form 40-F
                                   ----                 ----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes                   No  X
                                   ----                 ----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

                  Tenaris to Acquire Maverick Tube Corporation


     LUXEMBOURG--(BUSINESS WIRE)--June 12, 2006--Tenaris S.A. (NYSE: TS) (BCBA:
TS) (BMV: TS) (BI: TEN) ("Tenaris") and Maverick Tube Corporation (NYSE: MVK) ("Maverick") jointly announced that they have entered into a definitive merger agreement pursuant to which Tenaris will acquire Maverick for US$65 per share in cash.
     The transaction is valued at US$3,185 million, including Maverick's net debt. The share price represents a premium of approximately 42% to Maverick's closing share price of June 12, 2006, and a premium of approximately 24% to its 90-day average trading price. Tenaris will finance the acquisition through a combination of cash on hand and debt, for which bank commitments have already been secured.
     The transaction is subject to regulatory approvals, majority approval of Maverick's shareholders and other customary conditions.
     Maverick is a leading North American producer of welded oil country tubular goods (OCTG), line pipe and coiled tubing for use in oil and natural gas wells. Its electrical products segment produces welded pipes for electrical conduits. With operations in the United States, Canada and Colombia, it has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches. Maverick has approximately 4,650 employees and in 2005 had sales of US$1.8 billion, of which 82% were from its energy products division.
     Tenaris is a leading global producer of seamless steel pipes for the oil and gas industry worldwide.
     Taken together, the United States and Canadian markets for OCTG products, both seamless and welded, amounted to more than five million tons in 2005, or approximately 40% of total world demand.
     Paolo Rocca, Tenaris's Chairman and CEO, commented, "This is a major step for Tenaris. With Maverick, we will gain full access to the energy sector in the United States and Canada. We will be able to support the growing requirements of our customers in the full range of applications from onshore shallow wells to extremely demanding deepwater wells in the Gulf of Mexico."
     Robert Bunch, Chairman and CEO of Maverick, stated, "We are excited about joining forces with Tenaris. Maverick's success in North America complements the strength of Tenaris in international markets. Moreover, the combined entity will be able to provide a broader array of products and services to our customers, positioning us better to compete in a highly competitive marketplace. This expanded platform will benefit our employees, and represents an attractive opportunity for stockholders."
     Assuming the acquisition is completed, the combined entity would have annual sales of approximately US$9 billion of which approximately 30% would be in the USA and Canada.
     Goldman Sachs & Co. acted as financial advisor to Tenaris, while Morgan Stanley & Co. acted as financial advisor to Maverick.

     Tenaris and Maverick will have a conference call to discuss the transaction at 11:00 a.m. ET on Tuesday, June 13, 2006.

        US Dial In                  # 800.638.5495
        International Dial In       # 617.614.3946
        Participant Passcode          99239019


     A replay will be available from 1:00 p.m. ET on Tuesday, June 13, through Tuesday, June 27, 2006.

        US Dial In                  # 888.286.8010
        International Dial In       # 617.801.6888
        Passcode                      70059430


     Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks about the expected timing, completion and effects of the proposed acquisition and risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.
     In connection with Maverick's solicitation of proxies with respect to the meeting of its stockholders to be called with respect to the proposed merger, Maverick will file a proxy statement with the Securities and Exchange Commission (the "SEC"). STOCKHOLDERS OF MAVERICK ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT IS FINALIZED AND DISTRIBUTED TO STOCKHOLDERS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free-of-charge copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC's website at http://www.sec.gov. Stockholders will be able to obtain a free-of-charge copy of the proxy statement and other relevant documents (when available) by directing a request to Maverick Tube Corporation, 16401 Swingley Ridge Road, Suite 700, Chesterfield, Missouri 63107, Attention:
Joyce M. Schuldt, Telephone: 637-733-1600, or from Maverick's website, www.mavericktube.com.
     Maverick and certain of its directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitiation of proxies from its stockholders in connection with the proposed merger. Information concerning the interests of the persons who may be "participants' in the solicitation is set forth in Maverick's proxy statements and annual reports on Form 10-K (including any amendments thereto), previously filed with the SEC, and in the proxy statement relating to the merger and other relevant materials to be filed with the SEC when they become available.


     CONTACT: Investor Contact:
              Tenaris S.A.
              Nigel Worsnop, 888-300-5432
              www.tenaris.com
              or
              Media Contact:
              The Abernathy MacGregor Group for Tenaris S.A.
              Kenny Juarez and Chuck Dohrenwend, 212-371-5999 or
              For Maverick Tube Corporation
              Joyce M. Shuldt, 637-733-1600

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing the acquisition of Maverick Tube Corporation.


                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 13, 2006



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary